UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 18, 2008

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐   Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	18 August 2008
Number	30/08

BHP BILLITON RESULTS FOR THE YEAR ENDED 30 JUNE 2008

•	Record attributable profit delivered for the seventh consecutive year.

•	Underlying EBITDA up 22.1% to US$28.0 billion and Underlying EBIT up 21.0% to US$24.3 billion.

•	Attributable profit up 12.4% to US$15.4 billion and EPS up 17.5%, benefiting from buy-backs (both measures excluding exceptionals).

•	Record Underlying EBIT in the Petroleum, Base Metals, Iron Ore, Manganese and Energy Coal Customer Sector Groups (CSGs).

•	Strong Underlying EBIT margin(6) of 47.5% despite unexpected disruptions and accelerated cost inflation.

•	Return on Capital Employed(7) of 37.5% despite unprecedented level of capital investments.

•	Record net operating cash flow(1) of US$18.2 billion, up 13.8%.

•	Annual production records for petroleum, copper, iron ore, manganese ore and alloy, alumina and molybdenum(2).

•	Commissioning of six major growth projects and other volume growth in our high margin oil and gas, iron ore and manganese businesses expected in 2009.

•

Dividend rebased for the second consecutive year, a strong signal of our confidence in the outlook. Final dividend rebased to 41.0 US cents per share. We delivered a significant 150.0% increase in annual dividend over the past three years.

Year ended 30 June	2008 US$M	2007 US$M	Change
Revenue	59,473	47,473	25.3%
Underlying EBITDA (3)	28,031	22,950	22.1%
Underlying EBIT (3) (4)	24,282	20,067	21.0%
Profit from operations	24,145	19,724	22.4%
Attributable profit – excluding exceptional items	15,368	13,675	12.4%
Attributable profit	15,390	13,416	14.7%
Net operating cash flow (1)	18,159	15,957	13.8%
Basic earnings per share – excluding exceptional items (US cents)	274.9	233.9	17.5%
Basic earnings per share (US cents)	275.3	229.5	20.0%
Underlying EBITDA interest coverage (times) (3) (5)	49.4	43.6	13.3%
Dividend per share (US cents)	70.0	47.0	48.9%

Refer to page 16 for footnotes, including explanations of the non-GAAP measures used in this announcement.

The above financial results are prepared in accordance with IFRS and are unaudited. All references to the prior period are to the year ended 30 June 2007 unless otherwise stated.

RESULTS FOR THE YEAR ENDED 30 JUNE 2008

Commentary on the Group Results

A seventh consecutive record

We have achieved another year of record earnings, driven by excellent operating performance, cost control and the delivery of high margin growth projects into strong market conditions.

Underlying EBIT increased by 21.0 per cent to US$24.3 billion, with an excellent margin of 47.5 per cent. Base Metals, Iron Ore, Manganese and Energy Coal had record Underlying EBIT at a time when prices were high and the demand outlook remains very strong. In Petroleum, newly commissioned projects in fiscally stable regimes, 93.8 per cent operational up time and record high oil prices led to record Underlying EBIT.

Annual production records were set in seven commodities and production increased in a further six commodities. Strong volume growth has allowed us to capture the benefits of very high prices. Most of the records were set in consecutive years, as we reaped the benefit of our drive to deliver consistent, predictable and sustainable performance across all of our businesses. This provides a stable platform as we continue to develop and deliver world class projects that are expected to add significant shareholder value.

First product was delivered from 10 major projects across five commodities with a further seven major projects sanctioned, during the year. Neptune (US), our first operated development in the deepwater Gulf of Mexico (US), achieved first production on 6 July 2008. All newly commissioned projects will play a pivotal role in our growth strategy; our commitment of “resourcing the future”.

Our results were outstanding in the context of a challenging supply environment which was characterised by unexpected disruptions, rising input prices, skills shortages and the further devaluation of the US dollar.

Our strong performance demonstrates the power of our uniquely diversified and high margin portfolio across the energy, steelmaking and non-ferrous product suites. This performance also reflects the success of our unrelenting focus on our strategy to create lasting shareholder value by owning and operating a diversified portfolio of upstream, large, long-life, low-cost, expandable, export-oriented assets.

Resourcing the future

The world is confronting supply constraints for energy and mineral resources. While there are enough resources to satisfy the world’s appetite, the industry has not moved quickly enough to meet the growth in demand. We are continuing our efforts to meet these needs through a deep inventory of growth options. We have an abundance of tier one resources in fiscally stable regimes that provide us with a unique set of options to deliver decades of lower risk brownfield growth. We also have an extensive experience operating in emerging resource regions and the capability to capture additional opportunities as they arise. This experience enables us to continue to build and strengthen our position for long term value creation.

Our gross exploration expenditure was US$1.4 billion for the year ended 30 June 2008. The success of our exploration efforts is evident through the significant increase in our iron ore and manganese resources and reserves, and the discovery of the Pampa Escondida copper prospect (Chile). We increased our exploration expenditure in Petroleum to US$692 million for the year. We successfully captured significant acreage in two Gulf of Mexico lease sales; discovered the large Thebe gas field (Australia); and continued to build a solid portfolio of future growth opportunities in Colombia, Malaysia, Falklands, Australia and Gulf of Mexico.

On 12 May 2008, we announced an arrangement to acquire Anglo Potash Limited (completed on 10 July 2008). This has increased our interest in 7,338 square kilometers of highly prospective exploration permits in the immediate vicinity of existing major Saskatchewan potash mines from 75 per cent to 100 per cent. Potash will further enhance our diversification.

In addition, BHP Billiton Mitsubishi Alliance (BMA) entered into a conditional agreement to acquire 100 per cent of the New Saraji Coal Project for a cash consideration of approximately US$2.4 billion (US$1.2 billion, BHP Billiton share).

Growth Projects

We continue to invest substantially in our future. Our project pipeline focuses on high-margin commodities that are expected to create significant future value. We have 28 projects in either execution or feasibility, which represents an expected capital investment of US$24.8 billion. We also have other medium-term growth options with expected capital commitments in excess of US$90 billion.

During the 2008 financial year we completed 10 major growth projects. In addition, Neptune (oil and gas) delivered first production on 6 July 2008.

Completed projects

			Capital expenditure (US$ million) (iv)				Date of initial production (i)
Customer Sector Group	Project	Capacity (iv)	Budget Actual				Target Actual
Base Metals	Pinto Valley (US) BHP Billiton – 100%	70,000 tonnes per annum of copper in concentrate	140		144		Q4 2007	Q4 2007
Petroleum	Atlantis South (US) BHP Billiton – 44%	200,000 barrels of oil and 180 million cubic feet of gas per day (100%)	1,630	(iii)	1,630	(ii)	H2 2007 (iii)	H2 2007
	Stybarrow (Australia) BHP Billiton – 50%	80,000 barrels of oil per day (100%)	380		389		Q1 2008	Q4 2007
	Genghis Khan (US) BHP Billiton – 44%	55,000 barrels of oil per day (100%)	365		365	(ii)	H2 2007	H2 2007
	Neptune (US) BHP Billiton – 35%	50,000 barrels of oil and 50 million cubic feet of gas per day (100%)	405	(iii)	418		Q1 2008	Q3 2008
Iron Ore	WA Iron Ore Rapid Growth Project 3 (Australia) BHP Billiton – 85%	20 million tonnes per annum of iron ore (100%)	1,300		1,300	(ii)	Q4 2007	Q4 2007
	Samarco (Brazil) BHP Billiton – 50%	7.6 million tonnes per annum of iron pellets (100%)	590		740	(ii)	H1 2008	H1 2008
Stainless Steel Materials	Ravensthorpe Nickel (Australia) BHP Billiton –100%	Up to 50,000 tonnes per annum of contained nickel in concentrate	2,200	(iii)	2,086		Q1 2008 (iii)	Q4 2007
	Yabulu Extension (Australia) BHP Billiton – 100%	45,000 tonnes per annum of nickel	556	(iii)	580		Q1 2008 (iii)	Q1 2008
	Cliffs (Australia) BHP Billiton – 100%	360,000 tonnes per annum nickel ore	139		139	(ii)	H1 2008 (iii)	H1 2008
Diamonds and Specialty Products	Koala Underground (Canada) BHP Billiton – 80%	3,300 tonnes per day of ore processed (100%)	200		176		End 2007	End 2007
			7,905		7,967

(i)	References to quarters and half-years are based on calendar years.
(ii)	Number subject to finalisation. For projects where capital expenditure is required after initial production, the costs represent the estimated total capital expenditure.
(iii)	As per revised budget or schedule.
(iv)	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity (i)	Budgeted capital expenditure (US$ million) (i)	Target date for initial production (ii)
Petroleum	North West Shelf 5th Train (Australia) BHP Billiton – 16.67%	LNG processing capacity 4.2 million tonnes per annum (100%)	350	Late 2008
	North West Shelf Angel (Australia) BHP Billiton – 16.67%	800 million cubic feet of gas per day and 50,000 barrels of condensate per day (100%)	200	End 2008
	Shenzi (US) BHP Billiton – 44%	100,000 barrels of oil and 50 million cubic feet of gas per day (100%)	1,940	Mid 2009
	Pyrenees (Australia) BHP Billiton – 71.43%	96,000 barrels of oil and 60 million cubic feet gas per day (100%)	1,200	H1 2010
Aluminium	Alumar Refinery Expansion (Brazil) BHP Billiton – 36% (iii)	2 million tonnes per annum of alumina (100%)	725	Q2 2009
Iron Ore	WA Iron Ore Rapid Growth Project 4 (Australia) BHP Billiton – 86.2%	26 million tonnes per annum of iron ore (100%)	1,850	H1 2010
			6,265

(i)	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.
(ii)	References to quarters and half-years are based on calendar years.
(iii)	Schedule and budget are under review following advice from the Operator.

Projects approved since 30 June 2007

Customer Sector Group	Project	Capacity (i)	Budgeted capital expenditure (US$ million) (i)	Target date for initial production (ii)
Petroleum	Bass Strait Kipper (Australia) BHP Billiton – 32.5% - 50%	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day (100%)	500	2011
	Bass Strait Turrum (Australia) BHP Billiton – 50%	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day (100%)	625	2011
	North West Shelf North Rankin B (Australia) BHP Billiton – 16.67%	2,500 million cubic feet gas per day (100%)	850	2012
Aluminium	Worsley Efficiency and Growth (Australia) BHP Billiton – 86%	1.1 million tonnes per annum (100%)	1,900	H1 2011
Manganese	Gemco (Australia) BHP Billiton – 60%	1 million tonnes per annum manganese concentrate (100%)	110	H1 2009
Energy Coal	Klipspruit (South Africa) BHP Billiton – 100%	1.8 million tonnes per annum export coal. 2.1 million tonnes per annum domestic	450	H2 2009
	Douglas-Middelburg Optimisation (South Africa) BHP Billiton – 100%	10 million tonnes per annum export thermal coal and 8.5 million tonnes per annum domestic thermal coal (sustains current output)	975	Mid 2010
	Newcastle Third Export Coal Terminal (Australia) BHP Billiton – 35.5%	Third coal berth, 30 million tonnes per annum (100%)	390	Late 2010
			5,800

(i)	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.
(ii)	References to half-years and years are based on calendar years.

In addition to the above projects the Board approved pre-expenditure of US$930 million for Rapid Growth Project 5 (Western Australia Iron Ore).

Dividend and Capital Management

The Board today declared a final dividend of 41.0 US cents per share, the thirteenth consecutive dividend increase. Today’s declaration is a strong signal of our confidence in the outlook and our ability to consistently deliver future earnings and cash flow.

For the second consecutive year we have rebased our dividend. Today’s dividend is a significant 51.9 per cent increase over last year’s final dividend of 27.0 US cents per share. The total dividends for the 2008 financial year increased to 70.0 US cents per share, an increase of 23.0 US cents per share, or 48.9 per cent, over last year and 150.0 per cent over the past three years.

Our dividend has increased by more than 530 per cent since the interim dividend paid in 2002. Our compound dividend growth rate has been 32.3 per cent over the same period. We intend to continue with our progressive dividend policy from our new base, with further increases dependent upon the expectations for future market conditions and investment opportunities.

We continued to purchase shares under the previously announced US$13 billion buy-back program during the year. We repurchased and cancelled 96,904,086 BHP Billiton Plc shares, via on-market buy-backs, at an approximate average price of US$31.57 (A$36.46 / GBP 15.51). These shares were purchased via an independent third party under an irrevocable mandate. When the mandate expired on 14 December 2007, the buy-back program was suspended. The suspension was due to the fact that we are prohibited under the insider trading and market abuse laws in the UK from buying back shares following the expiry of the mandate, as we are in possession of insider information in relation to the Rio Tinto pre-conditional offer. At the time of the suspension, we had returned US$8.8 billion of the US$13 billion.

Since August 2004 we have announced capital management initiatives totalling US$17 billion. Since the first buy-back in 2004, 680 million shares have been repurchased, representing approximately 11 per cent of the total shares on issue at an approximate average price of US$18.53 (A$23.25 / GBP 9.57).

The Income Statement

To provide clarity into the underlying performance of our operations, we present Underlying EBIT which is a measure used internally and in our Supplementary Information that excludes any exceptional items. The differences between Underlying EBIT and Profit from operations are set out in the following table:

Year ended 30 June	2008 US$M	2007 US$M
Underlying EBIT	24,282	20,067
Exceptional items (before taxation)	(137)	(343)
Profit from operations	24,145	19,724

Underlying EBIT

The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the year ended 30 June 2008 compared with last year:

	US$ Million
Underlying EBIT for the year ended 30 June 2007		20,067

Change in volumes:
Increase in volumes	805
Decrease in volumes	(596)
New operations	1,619

		1,828
Net price impact:
Change in sales prices	6,693
Price-linked costs	(134)

		6,559
Change in costs:
Costs (rate and usage)	(1,183)
Exchange rates	(1,133)
Inflation on costs	(532)

		(2,848)
Asset sales		28
Ceased and sold operations		(154)
Exploration and business development		(404)
Other		(794)
Underlying EBIT for the year ended 30 June 2008		24,282

Volumes

Strong volume growth reflected our commitment to deliver more product, more quickly to our customers. During the year we delivered strong growth in sales volumes, allowing us to take advantage of continued strong customer demand.

Newly commissioned petroleum projects and the continued ramp up of the Spence (Chile) and Pinto Valley copper projects contributed US$1,619 million to Underlying EBIT.

Higher sales volumes of copper, iron ore, manganese ore, energy coal, diamonds, alumina, and aluminium increased Underlying EBIT by US$805 million. This was partially offset by lower nickel and metallurgical coal volumes, as well as oil and gas volumes from existing operations.

Prices

Net changes in price increased Underlying EBIT by US$6,693 million (excluding the impact of newly commissioned projects). This was due to higher iron ore, oil, manganese, energy coal and base metals prices.

Higher price-linked costs reduced Underlying EBIT by US$134 million primarily due to higher royalties and LME-linked aluminium costs. This was offset by decreased charges for third party nickel ore and more favourable rates for copper treatment and refining charges (TCRCs).

Costs

Strong global demand for resources continues to provide cost challenges for the whole industry. This is mainly due to rising prices for inputs such as diesel, coke and explosives, and shortages of skilled labour. However, our world class ore bodies, strong supplier relationships, internal systems and the capabilities of our people have provided some relief against significant cost pressures.

In this challenging environment, costs for the Group have increased by US$1,183 million. The rate of cost increase on the June 2007 total cost base was 4.3 per cent, excluding non-cash costs of US$216 million. In the current tight market conditions, this rate of increase is an outstanding performance.

Approximately US$575 million of the increase in costs was due to higher fuel and energy and raw materials costs. Severe weather interruptions in Queensland also had an adverse cost impact. Other areas that had a cost impact included labour and contractor charges, shipping and freight costs. Our continued focus on Business Excellence has delivered US$225 million of cost reduction.

Exchange rates

Exchange rate movements had a negative impact on Underlying EBIT of US$1,133 million. All Australian operations were adversely impacted by the stronger Australian dollar, which reduced Underlying EBIT by US$986 million. The appreciation of South American currencies against the US dollar also adversely impacted Underlying EBIT by US$158 million.

The following exchange rates against the US dollar have been applied:

	Year ended 30 June 2008 average	Year ended 30 June 2007 average	30 June 2008 closing	30 June 2007 closing
Australian dollar (i)	0.90	0.79	0.96	0.85
Chilean peso	489	534	522	528
Colombian peso	1,935	2,247	1,899	1,960
Brazilian real	1.78	2.10	1.60	1.93
South African rand	7.29	7.20	7.91	7.08

(i)	Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflationary pressures on input costs across all our businesses had an unfavourable impact on Underlying EBIT of US$532 million. The inflationary pressures were most evident in Australia and South Africa.

Asset Sales

The sale of assets increased Underlying EBIT by US$28 million. This was mainly due to the sale of the Elouera mine (Illawarra Coal, Australia) and other Queensland Coal mining leases. Asset sales in the corresponding period included the sale of one million tonnes of annual capacity at the Richards Bay Coal Terminal (South Africa), Moranbah Coal Bed Methane assets (Australia), the Koornfontein energy coal mine (South Africa), and the interest in Eyesizwe coal mine in South Africa.

Ceased and sold operations

The unfavourable impact of US$154 million was mainly due to insurance recoveries and movements in the restoration and rehabilitation provisions for closed operations in the corresponding period.

Exploration and business development

We continued to focus on finding new long-term growth options for the business. Exploration expense was US$906 million for the year, an increase of US$284 million. We increased activity on nickel targets in Western Australia, Guatemala, Indonesia and the Philippines, on diamond targets in Angola and iron ore targets in Western Australia. The main expenditure for the Petroleum CSG was on targets in the Gulf of Mexico, Colombia and Australia.

Expenditure on business development was US$119 million higher than last year. This was mainly due to the pre-feasibility study on the Olympic Dam expansion along with earlier stage activities in Base Metals and iron ore.

Other

Other items decreased Underlying EBIT by US$794 million. The start-up of operations at Ravensthorpe and the Yabulu Expansion Project (both Australia) adversely impacted earnings by US$313 million and contribution of third party trading was US$458 million lower compared to last year.

Net finance costs

Net finance costs increased to US$662 million, from US$512 million in the corresponding period. This was driven predominantly by lower capitalised interest and foreign exchange impacts.

Taxation expense

The total taxation expense on profit before tax was US$7,521 million, representing an effective rate of 32.0 per cent.

Excluding the impacts of royalty-related taxation, non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments and exceptional items the underlying effective rate was 30.4 per cent compared to the UK and Australian statutory tax rate (28.0 and 30.0 per cent respectively). Royalty-related taxation represents an effective rate of 3.1 per cent for the current period.

Exceptional Items

Tax losses incurred by WMC Resources Limited (WMC), acquired by BHP Billiton in June 2005, were not recognised as a deferred tax asset at acquisition pending a ruling application to the Australian Tax Office. A ruling was issued during the year confirming the availability of those losses. This resulted in the recognition of a deferred tax asset (US$197 million) and a consequential adjustment to deferred tax liabilities (US$38 million) through income tax expense at current Australian dollar / US dollar exchange rates. As a further consequence the Group has recognised an expense for a corresponding reduction in goodwill measured at the Australian dollar / US dollar exchange rate at the date of acquisition.

Year ended 30 June 2008	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill	(137)	159	22
	(137)	159	22
Exceptional items by Customer Sector Group
Base Metals	(99)	(34)	(133)
Stainless Steel Materials	(38)	(4)	(42)
Group and unallocated	—	197	197

	(137)	159	22

Refer note 3 in the Financial Information for further details.

Cash Flows

Net operating cash flow after interest and tax increased by 13.8 per cent to US$18,159 million. Higher profits increased cash generated from operating activities, offset by an increase in working capital (principally due to higher prices) and increased taxation payments.

Capital and exploration expenditure totalled US$8,908 million for the period. Expenditure on major growth projects was US$5,339 million, including US$1,571 million on Petroleum projects and US$3,768 million on Minerals projects. Capital expenditure on maintenance, sustaining and minor capital items was US$2,219 million. Exploration expenditure was US$1,350 million, including US$491 million which has been capitalised.

Financing cash flows include US$6,250 million in relation to the share buy-backs and increased dividend payments.

Net debt, comprising cash and interest-bearing liabilities, was US$8,458 million, a decrease of US$1,513 million, or 15.2 per cent, compared to 30 June 2007. Gearing, which is the ratio of net debt to net debt plus net assets, was 17.8 per cent at 30 June 2008, compared with 25.0 per cent at 30 June 2007.

Dividend

A final dividend for the year ended 30 June 2008 of 41.0 US cents per share will be paid to shareholders on 25 September 2008. Together with the interim dividend of 29.0 US cents per share paid to shareholders on 18 March 2008, this brings the total dividend for the year to 70.0 US cents per share.

The dividend paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollar. However, BHP Billiton Limited dividends are mainly paid in Australian dollar, and BHP Billiton Plc dividends are mainly paid in pounds sterling and South African rand to shareholders on the UK section and the South African section of the register, respectively. Currency conversions were based on the foreign currency exchange rates two business days before the declaration of the dividend. Please note that all currency conversion elections had to have occurred by the Currency Conversion Date, being 14 August 2008. Any currency conversion elections made after this date will not apply to this dividend.

The timetable in respect of this dividend will be:

Currency conversion	14 August 2008
Last day to trade cum dividend on JSE Limited	29 August 2008
Ex-dividend Australian Stock Exchange	1 September 2008
Ex-dividend JSE Limited	1 September 2008
Ex-dividend London Stock Exchange	3 September 2008
Record	5 September 2008
Payment	25 September 2008

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings, nor will transfers between the UK register and the South African register be permitted, between the dates of 1 September 2008 and 5 September 2008.

The following table details the currency exchange rates applicable for the dividend:

Dividend 41.0 US cents	Exchange Rate	Dividend per ordinary share in local currency
Australian cents	0.874160	46.902169

British pence	1.871944	21.902365

South African cents	7.832735	321.142135

New Zealand cents	0.702400	58.371298

Portfolio Management

Portfolio management activities continued during the period with proceeds amounting to US$180 million being realised from divestments including the Elouera coal mine (Illawarra Coal Operation, Australia). Other disposals include mining leases at Poitrel (Queensland Coal, Australia) and Optimum Colliery (South Africa). Proceeds from the sale or distribution of our assets and interests since 2001 surpass US$6 billion.

On 12 May 2008, we announced an arrangement to acquire Anglo Potash Limited which was subsequently completed on 10 July 2008. In addition, BHP Billiton Mitsubishi Alliance (BMA) entered into a conditional agreement to acquire 100 per cent of the New Saraji Coal Project for a cash consideration of approximately US$2.4 billion (US$1.2 billion, BHP Billiton share).

Debt Management and Liquidity

No long-term debt securities were issued in the debt capital markets during the current period. The Group continues to manage its short-term liquidity by issuing commercial paper in the US market and drawing down from its US$3.0 billion Revolving Credit Facility, which expires in October 2011. Our liquidity position is supported by our strong and stable credit rating and committed debt facilities.

Corporate Governance

The following Board changes occurred during the period:

•	Mr Charles (Chip) Goodyear resigned as an Executive Director of both BHP Billiton Limited and BHP Billiton Plc on 30 September 2007.

•	Dr David Brink retired from the Boards of BHP Billiton Limited and BHP Billiton Plc at the conclusion of the Annual General Meeting of BHP Billiton Limited on 28 November 2007.

•	On 17 December 2007, the Board announced the appointment of Dr David Morgan as a Non-executive Director of BHP Billiton Limited and BHP Billiton Plc with effect from 1 January 2008.

•

On 14 August 2008, the Board announced the appointment of Mr Alan Boeckmann and Mr Keith Rumble as Non-executive Directors of BHP Billiton Limited and BHP Billiton Plc with effect from 1 September 2008.

Outlook

Global macroeconomic outlook

The global economy has remained resilient in the face of significant structural weaknesses in developed economies. The continuing massive industrialisation in China is providing solid support to the global economy.

Over the past financial year there has been considerable weakening in most major developed economies. The deflation of asset values within these economies has led to a reduction in wealth effect for consumers. This appears to have ended the past decade’s unsustainable consumer debt driven economic growth, particularly in the US.

However, a direct spill over into emerging market economies has remained largely contained. Emerging market economies have contributed more than their industrial counterparts to global growth since the year 2000. Led by China and India, economic growth in these economies has been strong with solid support from growth in domestic demand and strong trading activity with other emerging market economies.

We expect short term global economic growth to slow as developed economies experience further weakening in the coming quarters. Liquidity is likely to remain low, and risk premia high for some time into the future. Rising inflation, particularly in food and energy, alongside weakening economic growth has restricted the flexibility of central banks to inject liquidity and stimulate their economies.

Higher inflation will also have a likely negative impact on emerging market economies through their adoption of tighter monetary policies. However, emerging market economies should remain relatively strong on the back of continued domestic infrastructure investment and regional trade. While short-term disruptions may occur, we expect that their long-term economic growth will remain robust as they continue on the path to industrialisation.

Commodities outlook

The 2008 financial year has seen higher average prices for most of our major commodities, than in the prior year. Demand for raw materials in the emerging market economies has remained strong. In particular, China remains a key driver of global commodity consumption through its position as a net importer of raw materials. China’s competitiveness and ability to innovate in downstream processing has been demonstrated again with sustained nickel pig iron production.

In light of differing activity for the developed and emerging market economies, there have been mixed spot prices for key commodities. In particular, bulk and energy related commodities have tended to outperform the LME traded metals. The effects of current weaknesses in the developed economies on demand for our commodities should be minimal driven by ongoing strong demand from the emerging economies. Meanwhile, supply side pressures remain high. This has led to overestimation of the supply side response, and thus, price outcomes regularly being underestimated by industry observers. In the short-term, we expect prices to remain high relative to historical levels, albeit with higher volatility.

Looking to the longer term, demand for our commodities is expected to remain strong. We expect that higher long-run raw materials and energy prices and stronger producer currencies should place upward pressure on industry supply costs, and hence, prices of minerals commodities. We continue to expect that commodity prices will be driven by long-run marginal cost of supply.

Annual General Meetings

The Annual General Meeting of BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, UK, on Thursday 23 October 2008, commencing at 10:30am.

The Annual General Meeting of BHP Billiton Limited will be held at the Melbourne Park Function Centre, Batman Avenue, Melbourne, Australia on Thursday 27 November 2008, commencing at 10.30am.

Nominations for election as a director of BHP Billiton Limited and BHP Billiton Plc will be accepted up until 4.30pm (Melbourne time) on 10 September 2008, and should be lodged at the registered offices.

The Annual Report and details of the business to be conducted at the meetings will be provided to shareholders in mid to late September 2008.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the performance of the Customer Sector Groups for the year ended 30 June 2008 and last year.

Year ended 30 June (US$ Million)	Revenue			Underlying EBIT (i)
	2008	2007	Change %	2008	2007	Change %
Petroleum	9,547	5,885	62.2	5,489	3,014	82.1

Aluminium	5,746	5,879	(2.3)	1,465	1,856	(21.1)

Base Metals	14,774	12,635	16.9	7,989	6,875	16.2

Diamonds and Specialty Products	969	893	8.5	189	197	(4.1)

Stainless Steel Materials	5,088	6,901	(26.3)	1,275	3,675	(65.3)

Iron Ore	9,455	5,524	71.2	4,631	2,728	69.8

Manganese	2,912	1,244	134.1	1,644	253	549.8

Metallurgical Coal	3,941	3,769	4.6	937	1,247	(24.9)

Energy Coal	6,560	4,576	43.4	1,057	481	119.8

Group and unallocated items (ii)	1,406	770	82.6	(394)	(259)	N/A

Less: inter-segment turnover	(925)	(603)	N/A	—	—	—

BHP Billiton Group	59,473	47,473	25.3	24,282	20,067	21.0

(i)	Underlying EBIT includes trading activities comprising the sale of third party product. Underlying EBIT is reconciled to Profit from operations on page 5
(ii)	Includes consolidation adjustments, unallocated items and external sales from the Group’s freight, transport and logistics operations.

Petroleum

Underlying EBIT was a record US$5,489 million, an increase of US$2,475 million, or a significant 82.1 per cent, compared to last year.

Record production and a 13 per cent year on year volume growth is a strong start to our expected 10 per cent compound annual growth rate through to financial year 2011. Strong growth in production was achieved due to the newly commissioned Stybarrow (Australia), Genghis Khan and Atlantis (both US), excellent operated performance and record natural gas volumes. Ramp up of these projects and future growth options will continue to increase the weighting of high margin liquids in our portfolio mix.

Underlying EBIT was positively impacted by higher average realised oil prices per barrel of US$96.27 (compared with US$63.87), higher average realised natural gas prices of US$3.87 per thousand standard cubic feet (compared with US$3.19) and higher average realised prices for liquefied natural gas of US$8.95 per thousand standard cubic feet (compared with US$6.97).

Gross exploration expenditure was US$692 million, US$297 million higher than last year. Exploration expenditure charged to profit was US$359 million, including US$47 million of previously capitalised exploration now written off. During the year, we successfully captured significant acreage in the Gulf of Mexico lease sale process, made the large Thebe gas discovery (offshore Australia) and continued to build a solid portfolio of opportunities with seismic data acquired in Colombia, Malaysia, Falklands, Australia and the deepwater Gulf of Mexico.

In addition, for the second consecutive year we achieved greater than 100 per cent reserve replacement.

Aluminium

Underlying EBIT was US$1,465 million, a decrease of US$391 million or 21.1 per cent over the corresponding period. Unfavourable exchange rate movements as a result of a weaker US dollar and foreign exchange gains in the prior period associated with the Alumar (Brazil) refinery expansion had a negative impact on Underlying EBIT.

Inflationary pressures and industry wide costs escalation for energy and fuel, coke, pitch and caustic soda had an adverse impact on earnings. The costs for the closure of the B and C potlines at Bayside (South Africa) also reduced Underlying EBIT. However, an intensive focus on cost containment through various Business Excellence initiatives mitigated the full impact of cost increases.

Full year production records were achieved at Worsley (Australia), Paranam (Suriname) and Alumar. However, Southern African smelters operated at reduced levels to comply with the mandatory reduction in power consumption.

The average LME aluminium price of US$2,668 per tonne was in line with last year’s price of US$2,692 per tonne.

Base Metals

Underlying EBIT was US$7,989 million, an increase of US$1,114 million, or 16.2 per cent, over the corresponding period. Copper production was a record for the third consecutive year, largely due to the continued ramp-up of Spence and the Escondida Sulphide Leach Project (both Chile) and the commissioning of Pinto Valley concentrate operations. This record was achieved despite two earthquakes in Chile, unplanned SAG mill outages at Antamina (Peru) and lower volumes at Olympic Dam (Australia).

Higher average prices for copper, lead, silver, molybdenum and gold increased Underlying EBIT, partially offset by lower average zinc prices. Lower TCRCs also positively impacted Underlying EBIT.

Price and volume gains were partially offset by higher costs, mostly due to higher energy, shipping, fuel, sulphuric acid and labour charges. The effect of inflation and the weaker US dollar against the Australian dollar and Chilean peso also impacted negatively. Higher costs were partially mitigated by cost reductions achieved through several Business Excellence projects. In addition, the Olympic Dam Expansion pre-feasibility study expenditures have increased as the project studies progress. Underlying EBIT was also impacted by the purchase of third party uranium from the spot market to meet contractual requirements.

Provisional pricing of outstanding copper shipments, including the impact of finalisations, resulted in the average realised price for the reporting period being US$3.62/lb versus an average LME price of US$3.53/lb. The average realised price was US$3.24/lb in the corresponding period last year. The positive impact of provisional pricing and finalisations for the period was US$225 million. Outstanding copper volumes, subject to the fair value measurement, amounted to 327,941 tonnes at 30 June 2008. These were re-valued at a weighted average price of US$8,555 per tonne.

Diamonds and Specialty Products

Underlying EBIT was US$189 million, a decrease of US$8 million, or 4.1 per cent compared with last year. Strong operating earnings at Ekati (Canada) resulted from higher realised diamond prices and lower unit costs mainly due to higher value per carat and higher grade underground production, tight cost control and improved plant recoveries. Higher earnings were offset by an increase in exploration and development expense for diamonds (Angola), potash (Canada) and titanium minerals (Mozambique) and unfavourable exchange rate movements for the Canadian dollar against the US dollar.

Stainless Steel Materials

Underlying EBIT was US$1,275 million, a decrease of US$2,400 million or 65.3 per cent, compared with the corresponding period. This was mainly due to lower average LME prices for nickel of US$13.00/lb (compared to US$17.21/lb). Lower prices (net of price-linked costs) reduced Underlying EBIT by US$1,021 million. The positive impact on price-linked costs was US$367 million.

Higher operating costs had an adverse impact and were largely due to a strengthening Australian dollar and higher charges for fuel, energy and labour reflecting industry wide cost pressures. Costs were also impacted by the start up of operations at Ravensthorpe and the Yabulu Expansion Project, higher use of third party ore at Nickel West (Australia) and increased exploration activity in Australia, South America and Asia.

In addition, sales volumes decreased reflecting lower production volumes. Production was impacted by an industrial stoppage at Cerro Matoso (Colombia), wet weather interruptions at Yabulu, scheduled maintenance across all operations and the shutdown of the Kalgoorlie Nickel Smelter (Australia) for a furnace rebuild.

Iron Ore

Underlying EBIT of US$4,631 million increased significantly by US$1,903 million or 69.8 per cent, mainly driven by higher iron ore prices and sales volumes.

An eighth consecutive production record was achieved at our Western Australia Iron Ore operations, following the successful commissioning of the RGP3 project and business improvement initiatives. Samarco (Brazil) operations also achieved record production as a result of production efficiencies and commissioning of the third pellet plant. Record sales volumes reflected business improvement initiatives undertaken to enhance shipping efficiency.

Higher operating costs were largely attributable to the weaker US dollar against the Australian dollar and Brazilian real, higher price linked ore costs, fuel, freight and demurrage. In the face of tight labour conditions and rising input prices, our Western Australia Iron Ore operations held domestic currency cash production costs to only a three per cent increase. A number of cost saving initiatives such as negotiation of contract mining rates and strategic sourcing of input materials and services have mitigated the full impact of external cost pressures on the business.

Depreciation was higher, due to the successful commissioning of a series of expansions at Western Australia Iron Ore.

Manganese

Underlying EBIT was US$1,644 million, a significant increase of US$1,391 million or 549.8 per cent compared to the year ended 30 June 2007. This increase was mainly due to higher sales prices achieved for alloy and ore as well as record manganese ore and alloy sales volumes.

Manganese alloy production at 775,000 tonnes was 5.9 per cent higher than the previous year mainly as a result of operating efficiencies at the alloy plants and reduced down time for major rebuilds. Production was slightly offset by Metalloys Plant (South Africa) operating at lower levels to comply with the mandatory reduction in power consumption. Manganese ore production was 6.6 million tonnes, an increase of 9.4 per cent compared to the corresponding period. Both were production records.

This positive result was slightly offset by increased distribution costs, unfavourable exchange rate impacts and higher ore development, coke and labour costs. A portion of the increase in costs was deliberately incurred to maximise production to take advantage of the high prices.

Metallurgical Coal

Underlying EBIT was US$937 million, a decrease of US$310 million, or 24.9 per cent from the same period last year. The decrease in Underlying EBIT was mainly due to the significant rainfall events in January and February 2008, which unfavourably impacted sales volumes at Queensland Coal (Australia). This was partially offset by an increase in volumes from the full year of production from the Poitrel (Australia) mine.

Costs attributable to the recovery from the rainfall events at Queensland Coal were approximately US$40 million in the period, with an additional US$80 million of cost inefficiencies associated with lower volumes. Recovery efforts continue and on average, mines are operating at approximately 90 per cent capacity.

Other operating costs were higher due to increased demurrage and labour costs which were offset by improved mining conditions and operating efficiencies at Illawarra Coal. A weaker US dollar against the Australian dollar and inflationary pressures also had an unfavourable impact on Underlying EBIT.

Higher average realised prices for metallurgical coal (3 per cent) and thermal coal (52 per cent) had a favourable impact on the Underlying EBIT.

Profits on the sale of the Elouera mine and the sale of mining leases to Millennium were realised in the current period.

Energy Coal

Underlying EBIT was US$1,057 million, an increase of US$576 million, or 119.8 per cent, from last year. This was due to higher export prices from continued strong demand in the Atlantic and Pacific markets, record production at Hunter Valley Coal (Australia) and Cerrejon Coal (Colombia) and weakening of the South African rand against the US dollar.

Price and volume gains were partially offset by higher costs due to inflationary pressures, weakening of the US dollar against the Australian dollar and Colombian peso, and increased diesel, labour and contractors, maintenance and demurrage costs. Lower earnings from trading activities also negatively impacted Underlying EBIT.

The purchase price adjustments associated with the sale of the Optimum asset, and the cessation of contribution from the Koornfontein mine (South Africa) following its divestment last year also reduced Underlying EBIT. The comparative period included US$67 million profit on the sale of Koornfontein, Eyesizwe investment and Richards Bay Coal Terminal entitlement.

Group and Unallocated items

Underlying net corporate operating costs were US$394 million compared to US$259 million in the corresponding period, an increase of US$135 million. This was mainly due to the negative impacts of the stronger Australian dollar which increased costs by US$94 million. Higher costs for corporate projects and sponsorships also had an adverse impact.

The following notes explain the terms used throughout this profit release:

(1)	Net operating cash flows are after net interest and taxation.
(2)	Unless otherwise stated, production volumes exclude suspended and sold operations.
(3)	Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments, and amortisation of US$3,749 million (excluding exceptional items of US$137 million) for the year ended 30 June 2008 and US$2,883 million for the year ended 30 June 2007 (excluding exceptional items of US$176 million). From 1 July 2007, the Group adopted the accounting policy of recognising its proportionate interests in the assets, liabilities, revenues and expenses of jointly controlled entities rather than equity accounting its interest. Jointly controlled entities’ net finance costs and taxation are therefore included in their respective line items and are no longer reconciling items between profit from operations and Underlying EBIT or Underlying EBITDA. Comparative information has been restated on this basis, however the change did not result in a change to comparative Underlying EBIT and Underlying EBITDA information contained within this profit release.

We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(4)	Underlying EBIT is used to reflect the underlying performance of BHP Billiton’s operations. Underlying EBIT is reconciled to Profit from operations on page 5.
(5)	Net interest includes capitalised interest and excludes the effect of discounting on provisions and other liabilities, fair value change on hedged loans, net of hedging derivatives, exchange differences arising from net debt and return on pension plan assets.
(6)	Underlying EBIT margin is calculated net of third party product activities.
(7)	Return on Capital Employed is calculated as earnings from operations excluding exceptional items and net finance costs (after tax), divided by average capital employed. Average capital employed is calculated as net assets less net debt.

Forward-looking statements: Certain statements in this presentation are forward-looking statements, including statements regarding the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as “intends,” “expects,” “anticipates,” “targets,” plans,” “estimates” and words of similar import. These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (“SEC”) (including in Annual Reports on Form 20-F) which are available at the SEC’s website (http://www.sec.gov). Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.

This presentation is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities

References in this presentation to “$” are to United States dollars unless otherwise specified.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Leng Lau, Investor Relations

Tel: +61 3 9609 4202 Mobile: +61 403 533 706

email: Leng.Y.Lau@bhpbilliton.com

United States

Scott Espenshade, Investor Relations

Tel: +1 713 599 6431 Mobile: +1 713 208 8565

email: Scott.Espenshade@bhpbilliton.com

Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

FINANCIAL INFORMATION

For the year ended

30 June 2008

BHP Billiton Year End Financial Information

The financial information included in this document for the year ended 30 June 2008 is unaudited and has been derived from the draft financial report of the BHP Billiton Group for the year ended 30 June 2008. The financial information does not constitute the Group’s full financial statements for the year ended 30 June 2008, which will be approved by the Board, reported on by the auditors, and subsequently filed with the registrar of companies and the Australian Securities and Investments Commission.

The financial information set out on pages 19 to 31 for the year ended 30 June 2008 has been prepared on the basis of accounting policies consistent with those applied in the 30 June 2007 financial statements contained within the Annual Report of the BHP Billiton Group, except for the following standards which have been adopted for the year ended 30 June 2008:

•

IFRS 7/AASB 7 ‘Financial Instruments: Disclosures’. IFRS 7/AASB 7 modifies the basis and details of disclosures concerning financial instruments, but does not impact the recognition or measurement of financial instruments.

•	Amendment to IAS 1/AASB 101 ‘Presentation of Financial Statements’. This amendment requires new disclosures concerning the objectives, policies and processes for managing capital.

•

AASB 2007-4 ‘Amendments to Australian Accounting Standards Arising From ED151 and Other Amendments’. AASB 2007-4 reinstates optional accounting treatments permitted by IFRS that were not initially available under Australian Accounting Standards. The impacts on the financial statements of the Group of adopting AASB 2007-4 are described in Note 1.

The comparative figures for the financial years ended 30 June 2007 and 30 June 2006 are not the statutory accounts of the BHP Billiton Group for those financial years. Those accounts have been reported on by the Company’s auditors and delivered to the Registrar of Companies. The reports of the auditors were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 237(2) or (3) of the UK Companies Act 1985.

All amounts are expressed in US dollars unless otherwise stated. The BHP Billiton Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates.

Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

BHP Billiton Year End Financial Information

Consolidated Income Statement

for the year ended 30 June 2008

	Notes	2008 US$M	2007 Restated (a) US$M	2006 Restated (a) US$M
Revenue
Group production		51,918	41,271	34,139
Third party products		7,555	6,202	4,960
Revenue		59,473	47,473	39,099

Other income		648	621	1,229
Expenses excluding net finance costs		(35,976)	(28,370)	(24,612)

Profit from operations		24,145	19,724	15,716

Comprising:
Group production		24,529	19,650	15,605
Third party products		(384)	74	111

		24,145	19,724	15,716

Financial income	5	293	264	222
Financial expenses	5	(955)	(776)	(822)

Net finance costs	5	(662)	(512)	(600)

Profit before taxation		23,483	19,212	15,116

Income tax expense		(6,798)	(5,305)	(4,122)
Royalty related taxation (net of income tax benefit)		(723)	(411)	(460)

Total taxation expense	6	(7,521)	(5,716)	(4,582)

Profit after taxation		15,962	13,496	10,534

Profit attributable to minority interests		572	80	84
Profit attributable to members of BHP Billiton Group		15,390	13,416	10,450

Earnings per ordinary share (basic) (US cents)	7	275.3	229.5	173.2
Earnings per ordinary share (diluted) (US cents)	7	275.1	229.0	172.4

Dividends per ordinary share – paid during the period (US cents)	8	56.0	38.5	32.0
Dividends per ordinary share – declared in respect of the period (US cents)	8	70.0	47.0	36.0

The accompanying notes form part of this financial information.

(a)	Comparative periods have been restated as described in Note 1.

BHP Billiton Year End Financial Information

Consolidated Statement of Recognised Income and Expense

for the year ended 30 June 2008

	Notes	2008 US$M	2007 US$M	2006 US$M
Profit after taxation		15,962	13,496	10,534
Amounts recognised directly in equity
Actuarial (losses)/gains on pension and medical schemes		(96)	79	111
Available for sale investments:
Valuation (losses)/gains taken to equity		(76)	147	(1)
Cash flow hedges:
(Losses)/gains taken to equity		(383)	(50)	(27)
Losses transferred to profit and loss		73	—	—
(Gains)/losses transferred to the initial carrying amount of hedged items		(190)	(88)	(25)
Exchange fluctuations on translation of foreign operations		(21)	12	(1)
Tax on items recognised directly in, or transferred from, equity		306	82	4

Total amounts recognised directly in equity		(387)	182	61

Total recognised income and expense		15,575	13,678	10,595

Attributable to minority interests	9	571	82	84
Attributable to members of BHP Billiton Group	9	15,004	13,596	10,511

The accompanying notes form part of this financial information.

BHP Billiton Year End Financial Information

Consolidated Balance Sheet

as at 30 June 2008

	Notes	2008 US$M	2007 Restated (a) US$M
ASSETS
Current assets
Cash and cash equivalents		4,237	2,449
Trade and other receivables		9,801	6,239
Other financial assets		2,054	1,059
Inventories		4,971	3,744
Other		498	265

Total current assets		21,561	13,756

Non-current assets
Trade and other receivables		720	642
Other financial assets		1,448	899
Inventories		232	166
Property, plant and equipment		47,332	42,261
Intangible assets		625	713
Deferred tax assets		3,486	2,832
Other		485	135

Total non-current assets		54,328	47,648

Total assets		75,889	61,404

LIABILITIES
Current liabilities
Trade and other payables		6,774	5,137
Interest bearing liabilities		3,461	1,640
Other financial liabilities		2,088	655
Current tax payable		2,022	2,193
Provisions		1,596	1,383
Deferred income		418	299

Total current liabilities		16,359	11,307

Non-current liabilities
Trade and other payables		138	140
Interest bearing liabilities		9,234	10,780
Other financial liabilities		1,260	595
Deferred tax liabilities		3,116	2,260
Provisions		6,251	5,859
Deferred income		488	545

Total non-current liabilities		20,487	20,179

Total liabilities		36,846	31,486

Net assets		39,043	29,918

EQUITY
Share capital – BHP Billiton Limited		1,227	1,221
Share capital – BHP Billiton Plc		1,116	1,183
Treasury shares held		(514)	(1,457)
Reserves		750	991
Retained earnings		35,756	27,729

Total equity attributable to members of BHP Billiton Group	9	38,335	29,667
Minority interests	9	708	251

Total equity		39,043	29,918

The accompanying notes form part of this financial information.

(a)	Comparative periods have been restated as described in Note 1.

BHP Billiton Year End Financial Information

Consolidated Cash Flow Statement

for the year ended 30 June 2008

	2008 US$M	2007 Restated (a) US$M	2006 Restated (a) US$M
Operating activities
Profit before taxation	23,483	19,212	15,116
Adjustments for:
Depreciation and amortisation expense	3,612	2,754	2,613
Exploration and evaluation expense (excluding impairment)	859	539	566
Net gain on sale of non-current assets	(129)	(101)	(600)
Impairments of property, plant and equipment, investments and intangibles	274	305	163
Employee share awards expense	97	72	61
Financial income and expense	662	512	600
Other	(629)	(382)	32
Changes in assets and liabilities:
Trade and other receivables	(4,787)	(1,282)	(1,226)
Inventories	(1,313)	(732)	(427)
Net financial assets and liabilities	512	26	(58)
Trade and other payables	1,661	462	(52)
Provisions and other liabilities	1,188	589	(520)

Cash generated from operations	25,490	21,974	16,268
Dividends received	51	38	27
Interest received	169	139	132
Interest paid	(799)	(633)	(590)
Income tax paid	(5,867)	(5,007)	(3,853)
Royalty related taxation paid	(885)	(554)	(659)

Net operating cash flows	18,159	15,957	11,325

Investing activities
Purchases of property, plant and equipment	(7,558)	(7,129)	(5,876)
Exploration expenditure (including amounts expensed)	(1,350)	(805)	(771)
Purchase of intangibles	(16)	(18)	—
Purchases of financial assets	(166)	(38)	(65)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash	(154)	(701)	(531)

Cash outflows from investing activities	(9,244)	(8,691)	(7,243)
Proceeds from sale of property, plant and equipment	43	77	103
Proceeds from sale of financial assets	59	98	153
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash	78	203	844

Net investing cash flows	(9,064)	(8,313)	(6,143)

Financing activities
Proceeds from ordinary share issues	24	22	34
Proceeds from interest bearing liabilities	9,478	7,395	6,273
Repayment of interest bearing liabilities	(10,228)	(5,781)	(7,518)
Purchase of shares by Employee Share Ownership Plan Trusts	(250)	(165)	(187)
Share buy-back – BHP Billiton Limited	—	(2,824)	(1,619)
Share buy-back – BHP Billiton Plc	(3,115)	(2,917)	(409)
Dividends paid	(3,135)	(2,271)	(1,936)
Dividends paid to minority interests	(115)	(68)	(190)

Net financing cash flows	(7,341)	(6,609)	(5,552)

Net increase/(decrease) in cash and cash equivalents	1,754	1,035	(370)

Cash and cash equivalents, net of overdrafts, at beginning of period	2,398	1,351	1,720
Effect of foreign currency exchange rate changes on cash and cash equivalents	21	12	1

Cash and cash equivalents, net of overdrafts, at end of period	4,173	2,398	1,351

The accompanying notes form part of this financial information.

(a)	Comparative periods have been restated as described in Note 1.

BHP Billiton Year End Financial Information

Notes to the Financial Information

1 Changes in accounting policy

Proportionate consolidation

As permitted by AASB 2007-4 ‘Australian Accounting Standards Arising From ED151 and Other Amendments’ and IAS 31 ‘Interests in Joint Ventures’, the Group has adopted the policy of recognising its proportionate interests in the assets, liabilities, revenues and expenses of jointly controlled entities within each applicable line item of the financial statements. All such interests were previously recognised using the equity method. The Group believes the change in policy to proportionate consolidation of jointly controlled entities provides more relevant information about the financial performance and financial position of the Group.

Following this change in policy, comparative information has been restated for all periods included in this financial information, with the impact summarised below. There was no impact on profit after taxation, profit attributable to members of the Group, total equity or the Group’s earnings per share in the current or comparative periods.

	Year ended 30 June 2007		Year ended 30 June 2006
Consolidated Income Statement	Restated US$M	Published US$M	Restated US$M	Published US$M
Revenue	47,473	39,498	39,099	32,153
Other income	621	588	1,229	1,227
Expenses excluding net finance costs	(28,370)	(26,352)	(24,612)	(22,403)
Share of profits from jointly controlled entities	—	4,667	—	3,694
Net finance costs	(512)	(390)	(600)	(505)
Total taxation expense	(5,716)	(4,515)	(4,582)	(3,632)

Profit after taxation	13,496	13,496	10,534	10,534

			30 June 2007
Consolidated Balance Sheet			Restated US$M	Published US$M
Current and non-current assets:
Cash and cash equivalents			2,449	1,937
Trade and other receivables			6,881	5,499
Other financial assets			1,958	1,968
Inventories			3,910	3,409
Investments in jointly controlled entities			—	4,924
Property, plant and equipment			42,261	36,705
Intangible assets			713	615
Deferred tax assets			2,832	2,810
Other assets			400	301

Total assets			61,404	58,168

Current and non-current liabilities:
Trade and other payables			5,277	4,869
Interest bearing liabilities			12,420	10,643
Other financial liabilities			1,250	1,107
Current tax payable			2,193	2,102
Deferred tax liabilities			2,260	1,822
Provisions			7,242	6,860
Deferred income			844	847

Total liabilities			31,486	28,250

Net assets / Total equity			29,918	29,918

	Year ended 30 June 2007		Year ended 30 June 2006
Consolidated Cash Flow Statement	Restated US$M	Published US$M	Restated US$M	Published US$M
Net operating cash flows	15,957	15,595	11,325	10,476
Net investing cash flows	(8,313)	(7,624)	(6,143)	(5,512)
Net financing cash flows	(6,609)	(6,843)	(5,552)	(5,412)

Cash flow presentation

The Group has also elected to adopt the indirect method of cash flow presentation as permitted by AASB 2007-4 ‘Australian Accounting Standards Arising From ED151 and Other Amendments’ and IAS 7 ‘Cash Flow Statements’. The Group believes this change in presentation more effectively conveys the relationship between its financial performance and operating cash flows.

BHP Billiton Year End Financial Information

Notes to the Financial Information continued

2 Business segments

The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups:

CSG	Principal Activities
Petroleum	Oil and gas exploration, production, development and marketing

Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Speciality Products	Mining of diamonds and titanium minerals

Stainless Steel Materials	Production of nickel products

Iron Ore	Mining of iron ore

Manganese	Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal	Mining of metallurgical coal

Energy Coal	Mining and marketing of thermal (energy) coal

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments. Exploration and technology activities, which were previously recognised as part of Group and unallocated items, are now recognised within relevant segments as a result of a change in management responsibilities over such activities. This change in segment reporting has been reflected in all periods presented and resulted in operating costs of US$149 million (2007: US$139 million, 2006: US$134 million) being reported in individual segments rather than Group and unallocated items. Amounts allocated to any individual segment are not material.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP Billiton Year End Financial Information

Notes to the Financial Information continued

2 Business segments continued

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Speciality Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2008
Revenue
Group production	7,997	4,675	13,231	969	5,040	9,246	2,844	3,818	3,921	—	51,741
Third party products	653	1,071	1,543	—	48	108	68	61	2,639	1,364	7,555
Rendering of services	10	—	—	—	—	63	—	62	—	42	177
Inter-segment revenue	887	—	—	—	—	38	—	—	—	(925)	—

Segment revenue	9,547	5,746	14,774	969	5,088	9,455	2,912	3,941	6,560	481	59,473

Segment result	5,486	1,427	7,890	180	1,237	4,631	1,644	936	1,057	(343)	24,145
Other attributable income (a)	3	38	—	9	—	—	—	1	—	(51)	—

Profit from operations	5,489	1,465	7,890	189	1,237	4,631	1,644	937	1,057	(394)	24,145

Net finance costs											(662)
Taxation											(6,798)
Royalty related taxation											(723)

Profit after taxation											15,962

Adjusted EBITDA	6,679	1,774	8,557	367	1,743	5,086	1,694	1,236	1,306	(242)	28,200
Other significant non-cash items	(22)	1	100	(3)	(4)	(124)	(2)	(27)	20	(108)	(169)

EBITDA (b)	6,657	1,775	8,657	364	1,739	4,962	1,692	1,209	1,326	(350)	28,031
Depreciation and amortisation	(1,113)	(309)	(658)	(142)	(450)	(331)	(48)	(272)	(241)	(48)	(3,612)
Impairment (losses) / reversals recognised	(55)	(1)	(109)	(33)	(52)	—	—	—	(28)	4	(274)

Profit from operations	5,489	1,465	7,890	189	1,237	4,631	1,644	937	1,057	(394)	24,145

Profit from group production	5,483	1,445	8,091	189	1,237	4,748	1,644	941	1,146	(395)	24,529
Profit from third party production	6	20	(201)	—	—	(117)	—	(4)	(89)	1	(384)

Capital expenditure	2,116	556	989	123	1,191	1,832	155	500	438	29	7,929

Segment assets	11,973	7,672	15,356	1,964	8,477	8,656	1,688	3,916	5,173	11,014	75,889

Segment liabilities	3,037	1,308	4,197	270	1,202	1,862	534	1,269	3,174	19,993	36,846

BHP Billiton Year End Financial Information

Notes to the Financial Information continued

2 Business segments continued

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Speciality Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2007
Revenue
Group production	4,846	4,564	10,756	893	6,800	5,421	1,149	3,712	2,980	14	41,135
Third party products	454	1,315	1,879	—	101	29	95	10	1,595	724	6,202
Rendering of services	7	—	—	—	—	55	—	41	1	32	136
Inter-segment revenue	578	—	—	—	—	19	—	6	—	(603)	—

Segment revenue	5,885	5,879	12,635	893	6,901	5,524	1,244	3,769	4,576	167	47,473

Segment result	3,007	1,833	6,875	189	3,665	2,728	253	1,246	255	(327)	19,724
Other attributable income (a)	7	23	—	8	10	—	—	1	50	(99)	—

Profit from operations	3,014	1,856	6,875	197	3,675	2,728	253	1,247	305	(426)	19,724

Net finance costs											(512)
Taxation											(5,305)

Royalty related taxation											(411)

Profit after taxation											13,496

Adjusted EBITDA	3,794	2,111	7,309	317	3,946	2,972	294	1,510	761	(318)	22,696
Other significant non-cash items	(4)	28	139	(2)	4	(24)	(1)	(3)	10	(60)	87

EBITDA (b)	3,790	2,139	7,448	315	3,950	2,948	293	1,507	771	(378)	22,783
Depreciation and amortisation	(694)	(268)	(565)	(118)	(275)	(220)	(40)	(238)	(290)	(46)	(2,754)
Impairment (losses) / reversals recognised	(82)	(15)	(8)	—	—	—	—	(22)	(176)	(2)	(305)

Profit from operations	3,014	1,856	6,875	197	3,675	2,728	253	1,247	305	(426)	19,724

Profit from group production	3,010	1,830	6,963	197	3,675	2,729	251	1,246	175	(426)	19,650
Profit from third party production	4	26	(88)	—	—	(1)	2	1	130	—	74

Capital expenditure	1,703	369	868	164	1,509	1,517	72	557	316	41	7,116

Segment assets	9,588	7,184	14,459	1,979	7,745	5,467	971	3,083	4,122	6,806	61,404

Segment liabilities	2,527	1,006	3,505	220	1,150	1,211	381	910	2,276	18,300	31,486

BHP Billiton Year End Financial Information

Notes to the Financial Information continued

2 Business segments continued

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Speciality Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2006
Revenue
Group production	4,797	3,704	9,034	1,263	2,916	4,735	965	3,926	2,713	5	34,058
Third party products	321	1,374	1,259	—	37	15	72	1	1,252	629	4,960
Rendering of services	3	6	1	—	—	32	—	6	—	33	81
Inter-segment revenue	109	—	—	—	2	—	—	8	—	(119)	—

Segment revenue	5,230	5,084	10,294	1,263	2,955	4,782	1,037	3,941	3,965	548	39,099

Segment result	2,963	1,149	5,873	281	878	2,533	124	1,833	326	(244)	15,716
Other attributable income (a)	5	37	—	6	—	—	8	1	—	(57)	—

Profit from operations	2,968	1,186	5,873	287	878	2,533	132	1,834	326	(301)	15,716

Net finance costs											(600)
Taxation											(4,122)
Royalty related taxation											(460)

Profit after taxation											10,534

Adjusted EBITDA	3,802	1,456	6,159	407	1,115	2,697	172	2,006	596	(185)	18,225
Other significant non-cash items	(7)	46	286	(3)	6	9	(1)	(6)	13	(76)	267

EBITDA (b)	3,795	1,502	6,445	404	1,121	2,706	171	2,000	609	(261)	18,492
Depreciation and amortisation	(724)	(266)	(564)	(117)	(243)	(173)	(38)	(166)	(283)	(39)	(2,613)
Impairment (losses) / reversals recognised	(103)	(50)	(8)	—	—	—	(1)	—	—	(1)	(163)

Profit from operations	2,968	1,186	5,873	287	878	2,533	132	1,834	326	(301)	15,716

Profit from group production	2,963	1,110	5,877	287	878	2,531	137	1,834	289	(301)	15,605
Profit from third party production	5	76	(4)	—	—	2	(5)	—	37	—	111

Capital expenditure	1,133	377	1,292	215	1,423	1,017	45	677	181	41	6,401

Segment assets	7,559	6,943	13,690	1,973	5,692	4,073	859	2,649	3,726	4,179	51,343

Segment liabilities	2,236	1,048	3,383	218	898	1,229	344	791	1,798	14,943	26,888

(a)	Other attributable income represents external dividend income and profit from the sale of investments that do not form part of the segment result.
(b)	EBITDA is profit from operations, before depreciation, amortisation and impairments.

BHP Billiton Year End Financial Information

Notes to the Financial Information continued

3 Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial information. Such items included within the BHP Billiton Group profit for the period are detailed below.

Year ended 30 June 2008	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill	(137)	159	22

	(137)	159	22

Exceptional items by Customer Sector Group
Base Metals	(99)	(34)	(133)
Stainless Steel Materials	(38)	(4)	(42)
Group and unallocated	—	197	197

	(137)	159	22

Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill

Tax losses incurred by WMC Resources Limited (WMC) were not recognised as a deferred tax asset at acquisition pending a ruling application to the Australian Tax Office. The ruling has now been issued confirming the availability of those losses. This has resulted in the recognition of a deferred tax asset (US$197 million) and consequential adjustment to deferred tax liabilities (US$38 million) through income tax expense at current exchange rates. As a further consequence the Group has recognised an expense for a corresponding reduction in goodwill measured at the exchange rate at the date of acquisition.

Year ended 30 June 2007	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Impairment of South African coal operations	(176)	34	(142)
Newcastle steelworks rehabilitation	(167)	50	(117)

	(343)	84	(259)

Exceptional items by Customer Sector Group
Energy Coal	(176)	34	(142)
Group and unallocated	(167)	50	(117)

	(343)	84	(259)

Impairment of South African coal operations

As part of the Group’s regular review of assets whose value may be impaired, a charge of US$176 million (US$34 million tax benefit) was recorded in 2007 in relation to coal operations in South Africa.

Newcastle steelworks rehabilitation

The Group recognised a charge against profits of US$167 million (US$50 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations relate to increases in the volume of sediment in the Hunter River requiring remediation and treatment, and increases in treatment costs.

Year ended 30 June 2006	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Sale of Tintaya copper mine	439	(143)	296

Exceptional items by Customer Sector Group
Base Metals	439	(143)	296

Sale of Tintaya copper mine

Effective 1 June 2006, BHP Billiton sold its interests in the Tintaya copper mine in Peru. Gross consideration received was US$853 million, before deducting intercompany trade balances. The net consideration of US$717 million (net of transaction costs) included US$634 million for shares plus the assumption of US$116 million of debt, working capital adjustments and deferred payments contingent upon future copper prices and production volumes.

BHP Billiton Year End Financial Information

Notes to the Financial Information continued

4 Interests in jointly controlled entities

Major shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date (a)			Contribution to profit after taxation
	2008%	2007%	2006%	2008 US$M	2007 US$M	2006 US$M
Samarco Mineracao SA	50	50	50	279	239	262

Minera Antamina SA	33.75	33.75	33.75	615	506	437

Carbones del Cerrejon LLC	33.3	33.3	33.3	183	112	97

Minera Escondida Limitada	57.5	57.5	57.5	3,930	3,442	2,595

Mozal SARL	47.1	47.1	47.1	207	259	185

Valesul Aluminio SA (b)	—	—	45.5	—	—	8

Other (c)				90	109	110

Total				5,304	4,667	3,694

(a)	The ownership interest at the BHP Billiton Group’s and the jointly controlled entity’s reporting date are the same. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 30 June in order to report on a consistent basis with the Group’s reporting date.
(b)	Subsequent to 30 June 2006, the BHP Billiton Group sold its interest in Valesul Aluminio SA.
(c)	Includes immaterial jointly controlled entities including the Richards Bay Minerals joint venture owned 50 per cent (2007: 50 per cent; 2006: 50 per cent).

5 Net finance costs

	2008 US$M	2007 US$M	2006 US$M
Financial expenses
Interest on bank loans and overdrafts	52	62	167
Interest on all other borrowings	670	613	467
Finance lease and hire purchase interest	14	5	6
Dividends on redeemable preference shares	1	1	17
Discounting on provisions and other liabilities	310	255	268
Discounting on pension and medical benefit entitlements	138	127	108
Interest capitalised (a)	(204)	(353)	(167)
Net fair value change on hedged loans and related hedging derivatives	2	27	(30)
Exchange differences on net debt	(28)	39	(14)

	955	776	822

Financial income
Interest income	(168)	(155)	(119)
Return on pension plan assets	(125)	(109)	(103)

	(293)	(264)	(222)

Net finance costs	662	512	600

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2008 the capitalisation rate was 5.0 per cent (2007: 5.7 per cent; 2006: 5.0 per cent).

6 Taxation

	2008 US$M	2007 US$M	2006 US$M
Taxation expense including royalty related taxation

UK taxation expense	217	85	294

Australian taxation expense	3,397	2,768	2,548

Overseas taxation expense	3,907	2,863	1,740

Total taxation expense including royalty related taxation	7,521	5,716	4,582

BHP Billiton Year End Financial Information

Notes to the Financial Information continued

7 Earnings per share

	2008	2007	2006
Basic earnings per ordinary share (US cents)	275.3	229.5	173.2
Diluted earnings per ordinary share (US cents)	275.1	229.0	172.4
Basic earnings per American Depositary Share (ADS) (US cents) (a)	550.6	459.0	346.4
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	550.2	458.0	344.8
Basic earnings (US$M)	15,390	13,416	10,450
Diluted earnings (US$M) (b)	15,419	13,434	10,456

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	2008 Million	2007 Million	2006 Million
Basic earnings per ordinary share denominator	5,590	5,846	6,035
Shares and options contingently issuable under employee share ownership plans	15	20	31

Diluted earnings per ordinary share denominator	5,605	5,866	6,066

(a)	Each ADS represents two ordinary shares.
(b)	Diluted earnings are calculated after adding back dividend equivalent payments of US$29 million (2007: US$18 million; 2006: US$6 million) that would not be made if potential ordinary shares were converted to fully paid.

8 Dividends

	2008 US$M	2007 US$M	2006 US$M
Dividends paid during the period
BHP Billiton Limited	1,881	1,346	1,148
BHP Billiton Plc - Ordinary shares	1,252	923	790
- Preference shares (a)	—	—	—

	3,133	2,269	1,938

Dividends declared in respect of the period
BHP Billiton Limited	2,351	1,605	1,275
BHP Billiton Plc - Ordinary shares	1,545	1,097	885
- Preference shares (a)	—	—	—

	3,896	2,702	2,160

	2008 US cents	2007 US cents	2006 US cents
Dividends paid during the period (per share)
Prior year final dividend	27.0	18.5	14.5
Interim dividend	29.0	20.0	17.5

	56.0	38.5	32.0

Dividends declared in respect of the period (per share)
Interim dividend	29.0	20.0	17.5
Final dividend	41.0	27.0	18.5

	70.0	47.0	36.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end, on 18 August 2008, BHP Billiton declared a final dividend of 41.0 US cents per share (US$2,282 million), which will be paid on 25 September 2008 (2007: 27.0 US cents per share – US$1,528 million; 2006: 18.5 US cents per share – US$1,100 million).

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2008 US$M	2007 US$M	2006 US$M
Franking credits as at 30 June	1,623	144	20
Franking credits arising from the payment of current tax payable	818	923	811

Total franking credits available (b)	2,441	1,067	831

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each paid and declared annually (2007: 5.5 per cent; 2006: 5.5 per cent).
(b)	The payment of the final 2008 dividend declared after 30 June 2008 will reduce the franking account balance by US$590 million.

BHP Billiton Year End Financial Information

Notes to the Financial Information continued

9 Total equity

	Attributable to members of BHP Billiton Group			Minority interests
	2008 US$M	2007 US$M	2006 US$M	2008 US$M	2007 US$M	2006 US$M
Total equity opening balance	29,667	24,218	17,575	251	237	341
Adjustment for adoption of IAS 39 / AASB 139
- Retained earnings	—	—	55	—	—	—
- Hedging reserve	—	—	30	—	—	—
- Financial asset reserve	—	—	116	—	—	—

Total equity opening balance after adoption of IAS 39 / AASB 139	29,667	24,218	17,776	251	237	341

Total recognised income and expense for the period	15,004	13,596	10,511	571	82	84
Transactions with owners - contributed equity	6	17	24	(1)	—	—
Dividends	(3,133)	(2,269)	(1,938)	(113)	(68)	(188)
Accrued employee entitlement to share awards	97	72	61	—	—	—
Purchases of shares made by ESOP Trusts	(231)	(165)	(187)	—	—	—
BHP Billiton Plc share buy-back	(3,075)	(2,957)	(409)	—	—	—
BHP Billiton Limited share buy-back	—	(2,845)	(1,620)	—	—	—

Total equity closing balance	38,335	29,667	24,218	708	251	237

Share buy-backs

On 23 August 2006, BHP Billiton announced a US$3 billion capital return to shareholders through an 18-month series of on-market share buy-backs. On 7 February 2007, a US$10 billion extension to this program was announced. As of that date, US$1,705 million of shares in BHP Billiton Plc had been repurchased under the August program, leaving US$1,295 million to be carried forward and added to the February 2007 program. All BHP Billiton Plc shares bought back are accounted for as Treasury shares within the share capital of BHP Billiton Plc. Details of the purchases are shown in the table below. Cost per share represents the average cost per share for BHP Billiton Plc shares and final cost per share for BHP Billiton Limited shares. Shares in BHP Billiton Plc held by BHP Billiton Limited have been cancelled, in accordance with the resolutions passed at the 2006 Annual General Meetings.

Year ended	Shares purchased	Number	Cost per share and discount	Total cost US$M	Purchased by:
					BHP Billiton Limited		BHP Billiton Plc
					Shares	US$M	Shares	US$M
30 June 2008	BHP Billiton Plc	96,904,086	£12.37	3,075	96,904,086	3,075	—	—
			8.7 per cent (a)
30 June 2007	BHP Billiton Plc	146,721,714	£10.31	2,957	140,121,714	2,839	6,600,000	118
			8.1 per cent (a)
	BHP Billiton Limited	141,098,555	A$24.81	2,845	141,098,555	2,845	—	—
			14.0 per cent (b)
30 June 2006	BHP Billiton Plc	18,820,000	£11.54	409	—	—	18,820,000	409
			8.8 per cent (a)
	BHP Billiton Limited	95,950,979	A$23.45	1,620	95,950,979	1,620	—	—
			14.0 per cent (b)

(a)	Represents the discount to the average BHP Billiton Limited share price between 7 September 2006 and the end of the relevant financial period.
(b)	Represents the discount to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.

On 14 December 2007, the share buy back program was suspended in light of the Group’s offer for Rio Tinto.

10 Subsequent events

Subsequent to 30 June 2008, BHP Billiton Mitsubishi Alliance (BMA) has entered into a conditional agreement to acquire 100 per cent of the New Saraji Coal Project. In addition, the acquisition of Anglo Potash Limited was finalised. These transactions had no impact on the Group’s financial results or financial position presented in this financial information.

Other than these matters outlined above, no matters or circumstances have arisen since 30 June 2008 that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

BHP Billiton Year End Financial Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 18 August 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary